

February 23, 2021

Anthony Casalena
Chief Executive Officer
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York 10014

      Re: Squarespace, Inc.
          Draft Registration Statement on Form S-1
          Submitted January 27, 2021
          CIK No. 0001496963

Dear Mr. Casalena:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 27, 2021

Cover Page

1. It appears you intend to include cover page disclosure of the voting power controlled by Mr. Casalena. Please revise to clarify that you will be a "controlled company" as a result of Mr. Casalena's voting power and provide a cross-reference to a longer discussion of the exemptions available to you as a "controlled company."

2. You disclose that recent purchase prices of your Class A common stock in private transactions may have little or no relation to the opening price of shares of your Class A common stock on the NYSE. Please clarify whether there has been <u>any</u> private trading in your stock. If there has been any private trading, confirm that you intend to disclose the historical private transactions under your "Sale Price History..." section.

Risk Factors

We are an "emerging growth company" and we cannot be certain..., page 32

3.   We note that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please expand this risk factor to also state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Plan of Distribution, page 103

4.   Clarify that the "consultation with certain institutional investors (which may include certain of the Registered Holders)" does not involve outreach by the financial advisors but involves normal buy and sell interest communicated to the financial advisors that occurs before any registered public offering.

5.   We note your statement that the financial advisors are "not acting as underwriters" and other references throughout your prospectus indicating that there are no underwriters. Please note that whether the financial advisors are underwriters is a facts-and-circumstances determination. Therefore, please revise all references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting.

Audited Consolidated Financial Statements

21. Subsequent Events, page F-39

6.   Please provide us with a breakdown of all stock-based compensation awards granted during 2020 and subsequent to year-end, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values compared to the November 2019 Tender Offer and December 2019 Investor Repurchase transactions, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Index to Exhibits, page II-4

7.   Please file your credit agreement, including the December 11, 2020 amendment to the agreement, as an exhibit.

General

8.   Page 35 of the registration statement provides "As there has not been a recent sustained history of trading in of our Class A common stock in a private placement market prior to listing, NYSE listing rules require that a designated market maker ("DMM") consult with a financial advisor in order to effect a fair and orderly opening of trading of our Class A common stock without coordination with us, consistent with the applicable securities laws

in connection with our direct listing on the NYSE. Accordingly, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will be available to consult with the DMM who will be setting the opening public trading price of our Class A common stock on the NYSE." Page 103 also provides "In accordance with the NYSE rules, because there has not been a recent sustained history of trading in our Class A common stock in a private placement market prior to listing, the DMM will consult with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC in order for the DMM to effect a fair and orderly opening of our Class A common stock on the NYSE . . ." Please clarify and discuss the specific NYSE rule text that you are relying on to permit more than one financial advisor to consult with the DMM to effect and fair and orderly opening.

9. Pages 35 and 103 of the registration statement provide "Pursuant to the NYSE rules, and based upon information known to them at the time, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are expected to provide input to the DMM regarding their understanding of the ownership of our outstanding Class A common stock and pre-listing selling and buying interest in our Class A common stock that it becomes aware of from potential investors and holders of our Class A common stock, including after consultation with certain institutional investors (which may include certain of the Registered Stockholders), in each case, without coordination with us." Please clarify and confirm which NYSE rule specifically requires more than one financial advisor to provide such input.

10. Please provide clarification of the statement on page 35 that "there has not been a recent sustained history of trading in of our Class A common stock in a private placement market prior to listing."

11. The cover page of the registration statement provides, "Based on information provided by the NYSE, the opening public price of our Class A common stock on the NYSE will be determined by buy and sell orders collected by the NYSE from broker-dealers. Based on such orders, the designated market maker will determine an opening price for our Class A common stock in consultation with our financial advisors pursuant to applicable NYSE rules." Please clarify and confirm the specific NYSE rule provision that permits more than one financial advisor to consult with the DMM to determine the opening public price of the Class A common stock. If the designated market maker is to determine the opening public price of the Class A common stock based on the orders to buy and sell that the NYSE collects from broker-dealers, please clarify to what extent these orders will be collected by or from the financial advisors.

12. Please identify your "other financial advisors" that you reference in the last sentence on page 103.

13. On page 104 of the registration statement, you may want to consider removing the reference to "discounts, concessions or commissions as to particular broker-dealers [that] may be in excess of those customary in the types of transactions involved" to avoid an unintended reference to Regulation M's "special selling efforts/selling methods."

      You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                                     Sincerely,

                                                     Division of Corporation Finance
                                                     Office of Technology

cc: Ryan J. Dzierniejko, Esq.